Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 16

DATED JANUARY 11, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 16 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 10 dated October 24, 2007, Supplement No. 11 dated November 13, 2007, Supplement No. 12 dated November 29, 2007, Supplement No. 13 dated December 14, 2007, Supplement No. 14 dated December 20, 2007 and Supplement No. 15 dated January 3, 2008.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies” and “Plan of Distribution” as described below.  You should read this Supplement No. 16 together with our prospectus dated August 1, 2007 and each of the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 16, capitalized terms used in this Supplement No. 16 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Business and Policies

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies - Our Assets - Our Investments and Lending Relationships – Our Lending Relationships,” which begins on page 143 of the prospectus.

Our Investments and Lending Relationships

Cambria Suites.  On December 31, 2007, we advanced approximately $11.5 million of a $24 million loan to an unaffiliated third party, JT PLC 33rd Street Owner, L.P. referred to herein as “JTPLC.”  The borrower will use the loan proceeds to acquire a 7,406 sq ft parcel of land located in Midtown Manhattan in New York, New York (referred to herein as the “Manhattan land”), to fund pre-development costs and to fund certain sitework for the pre-development of a Cambria Suites hotel.  JTPLC will make monthly interest-only payments on the loan at the 30 day LIBOR rate plus 3.50%, until the loan is repaid in full.  A final balloon payment of all outstanding principal, all accrued and unpaid interest, and all other sums due under the loan documents will be due from JTPLC at maturity on December 31, 2008.  Subject to certain conditions, JTPLC may extend the term of the loan for one year by paying an extension fee of $144,000.  The loan may not be prepaid in full or in part prior to June 1, 2008.  If the loan is prepaid during the period from July 1, 2008 through September 30, 2008, there is a 1% prepayment penalty.

JTPLC has granted us a first mortgage security interest in the Manhattan land as well as any buildings or improvements to be developed on that land. JTPLC also has assigned its interests in contracts relating to the Manhattan land, and the construction of improvements thereon, as additional collateral securing the loan.  PLC Partners, LLC and Sam Klein, individually, also have agreed to guarantee the performance of JTPLC’s obligations under the loan documents, in an amount not to exceed 25% of the loan amount, or $6.0 million.

In connection with the loan, JTPLC paid us a 1.0% loan origination fee, equal to $240,000, at closing.  As part of the procurement and underwriting of the loans, we paid this amount to Inland Mortgage Capital Corporation.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes, as of the date of this prospectus supplement, the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
Hilton University of Florida Hotel & Convention Center	01/09/2008	27,775,000	6.455%	02/01/2018

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 256 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of January 9, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	81,667,069	816,670,690	85,750,422	730,920,268

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	6,358,263	60,403,498	-	60,403,498

Shares repurchased pursuant to our share repurchase program:	(1,315,359)	(12,167,075)	-	(12,167,075)

	566,049,726	5,653,444,198	578,829,127	5,074,615,071

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.